Exhibit 6.2

CONTRACT OF SERVICE

Objectives:

Medical products with THC concentration in the form of oil, vape, cream, transdermal patches, gum & food and aromatic incense

Therapeutic products with mixture of THC and CBD in the form of oil, vape, cream, transdermal patches, gum & food and aromatic incense

CBD oil has a wide range of potential health benefits and uses, including pain reduction, soothing anxiety, lowering your cancer risk, improving mood, protecting the immune system, metabolism balancing, helping sleep disorders, eliminating depression, preventing arthritic inflammation and skin healing, among others.

CBD for pets is proving to be an increasingly effective treatment for pet health. Helping to stimulate wellbeing, health, and overall panic and reducing anxiety in animals, CBD (or cannabidiol) is a natural way for animals to maintain good health in the mind and body.

Markets

1.  the vaporizer industry is expected to reach $3.5 billion this year

2.  legal marijuana being a $30 billion industry in 2019

3.  the size of the phyto-therapy market was estimated at USD 71.19 billion in 2016

4.  the transdermal drug delivery systems (patch) market represented USD 31.6 billion in 2015

5.  the skin care market is estimated at US $180 billion. This agreement and collaboration is between:

ZOLLARIS LABORATORIES CORP domiciled at 36 King Street East, 4th floor, Toronto, Ontario Canada represented by PASCAL HOUDE

And

ADVANCED BIO-OIL TECHNOLOGIES LIMITED (ABOT) domiciled 999 18TH street, Suite 3000, Denver, Colorado 80202 represented by Francesca Albano

It is understood that ZOLLARIS will assist in the initial application for licenses to fully exploit:

1) install an internationally approved GMP and GLP laboratory by Health Canada and/or WHO to transform cannabis plants into oils and separate the CBD & THC

36 King street East, 4th Floor Toronto Ontario M5C 1E5

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2) license to import and export cannabis, cannabis seeds, cannabis oil and its derivatives

This agreement is to obtain the appropriate licenses to operate a cannabis transformation, and processing facilities. Before operating these facilities in Ontario, the licenses must be obtained from the Ministry of health, the Department of agriculture, the Ministry of environment and the appropriate agencies that you will guide us towards this realization.

Fees:

ZOLLARIS at the signing of this agreement will receive a retainer of $50,000.00 for the assistance it will provide ABOT for the obtention of a Health Canada cannabis processing, R&D, and analytical laboratory license. Once the license is issued Zollaris and/or its nominee will receive five million restrictive common shares. ABOT will be responsible for the building costs of the laboratory.

This agreement was signed in Toronto January 7th, 2019:

Francesca Albano, CFO	Pascal Houde, Director
ABOT	Zollaris Laboratories Corp

36 King street East, 4th Floor Toronto Ontario M5C 1E5

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